STERLING CONSTRUCTION COMPANY, INC.
20810 Fernbush, Houston, TX 77073
Tele. 281/821-9091 Fax 281/821-2995

November 9, 2007
By Federal Express and facsimile to (202)772-9368

Mr. Terence O’Brien, Branch Chief
Ms. Jenn Do, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C 20549-7010

Re.	Sterling Construction Company, Inc. (File No. 1-31993)
Form 10-K for the fiscal year ended December 31, 2006, filed March 16, 2007
Form 10-Q for the quarter ended March 31, 2007, filed May 10, 2007

Dear Mr. O’Brien,

This letter is in response to your letter to me dated October 29, 2007, regarding the above-noted filings of Sterling Construction Company, Inc. (the “Company”). In this letter your comment is reprinted and then followed by our response in italics.

Form 10-Q for the period ended March 31 2007

Income Taxes, page 12

1. We have read your response to comment 10 in our letter dated September 26, 2007. You have told us that the primary uncertain tax position relates to certain deductions taken in a prior year tax return, but that if those deductions were disallowed you would have the ability to amend the prior year tax return and record other deductions not taken at the time of the previously filed tax return. Please tell us where you have disclosed in your annual or periodic filings that your uncertain tax position relates to certain deductions taken in a prior year tax return. Also, although you believe you have recourse to additional tax that may be due upon any reversals of uncertain positions, we caution you that such circumstances do not exempt you from the requirements of FIN 48. That is, it appears these deductions constitute tax positions for which recognition and measurement must be made under paragraphs 5-8. Please undertake a thorough FN 48 analysis to revise your financial statements and future filings accordingly.

Mr. Terence O’Brien
Ms Jenn Do
United States Securities and Exchange Commission (File No. 1-31993)
November 9, 2007

Response:

In the Form 10-Q for the third-quarter of 2007 filed today by the Company, we included, among other things, the following disclosure in note 10 to the condensed consolidated financial statements:

“In June 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). The interpretation prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on classification, interest and penalties, accounting in interim periods, disclosure and transition.

“The Company and its subsidiaries file income tax returns in the United States federal jurisdiction and in various states. With few exceptions, the Company is no longer subject to federal tax examinations for years prior to 2001 and state income tax examinations for years prior to 2004. The Company’s policy is to recognize interest related to any underpayment of taxes as interest expense, and penalties as administrative expenses. No interest or penalties have been accrued at September 30, 2007.

“The Company adopted FIN 48 on January 1, 2007. Adoption did not result in an adjustment to retained earnings.  In its 2005 tax return, the Company used net operating tax loss carryforwards (“NOL”) that would have expired during that year instead of deducting compensation expense that originated in 2005 as the result of stock option exercises. Therefore, that compensation deduction was lost.  Whether the Company can choose not to take deductions for compensation expense in the tax return and to instead use otherwise expiring NOLs is considered by management to be an uncertain tax position. In the event that the IRS examines the 2005 tax return and determines that the compensation expense is a required deduction in the tax return, then the Company would deduct the compensation expense instead of the NOL used in the period; however there would be no cash impact on tax paid due to the increased compensation deduction. In addition, there would be no interest or penalties due as a result of the change. As a result of the Company’s detailed FIN 48 analysis, Management has determined that it is more likely than not this position will be sustained upon examination, and this uncertain tax position was determined to have a measurement of $0.

Mr. Terence O’Brien
Ms Jenn Do
United States Securities and Exchange Commission (File No. 1-31993)
November 9, 2007

“The Company does not believe that its uncertain tax positions will significantly change due to the settlement and expiration of statutes of limitations prior to September 30, 2008.”

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We believe the above disclosure is responsive to your additional comment.

A copy of this response is being filed on EDGAR as a correspondence file.

Very truly yours,

James H. Allen, Jr.
Senior Vice President & Chief Financial Officer